Mail Stop 4561

      December 14, 2005



Mr. Thomas P. Reed
Vice President and Director
Huntington Preferred Capital, Inc.
41 S. High Street
Columbus, OH  43287

Re:	Huntington Preferred Capital, Inc.
Form 10-K for the fiscal year ended December 31, 2004
      Filed March 25, 2005
      File No. 0-33243

Dear Mr. Reed:

We have completed our review of your Form 10-K as well as your first amendment to that filing and have no further comments at this time.



Sincerely,



Steven Jacobs
Branch Chief





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Mr. Thomas P. Reed
Huntington Preferred Capital, Inc.
October 12, 2005
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